

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2014

Via E-mail
John R. Erickson
Director, Chief Financial Officer and Executive Vice President
American Capital Mortgage Investment Corp.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

      Re: American Capital Mortgage Investment Corp.
              Form 10-K for the Year Ended December 31, 2013
              Filed February 28, 2014
              File No. 001-35260

Dear Mr. Erickson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Kristi Marrone

                           Kristi Marrone
                           Senior Accountant